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                                                      RULE 424(b)(3)/424(c)
                                                      FILE NOS. 33-56292
                                                                33-56292-01


                         FIRST SUPPLEMENT TO PROSPECTUS

                       DR PEPPER BOTTLING COMPANY OF TEXAS
                   $125,000,000 10-1/4% SENIOR NOTES DUE 2000

                        DR PEPPER BOTTLING HOLDINGS, INC.
               $125,000,000 11-5/8% SENIOR DISCOUNT NOTES DUE 2003


               This First Supplement to Prospectus supplements the Prospectus, dated May 9, 1995, of Dr Pepper Bottling Company of Texas (the "Company") and Dr Pepper Bottling Holdings, Inc. ("Holdings") relating to $125,000,000 aggregate principal amount of the 10-1/4% Senior Notes due 2000 of the Company (the "Senior Notes") and $125,000,000 aggregate principal amount of the 11-5/8% Senior Discount Notes due 2003 of Holdings (the "Discount Notes"). Such Prospectus, as supplemented by this First Supplement, may be used by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ Securities") in connection with offers and sales of the Senior Notes and the Discount Notes in market making transactions.

     PROPOSED STOCK PURCHASE

               Holdings, Mr. Jim L. Turner (the Chairman, Chief Executive Officer and President of Holdings and Bottling), DLJ Capital Corporation, DLJ Securities, as custodian, and William O. Hunt have entered into a Stock Purchase Agreement dated as of November 28, 1995 pursuant to which (i) DLJ Securities, as custodian, has agreed to sell to Holdings 3,666,666 shares of the class A common stock, $.01 par value per share, of Holdings (the "Class A Stock") at a price of $3.30 per share (or $12,099,997.80 in the aggregate), (ii) DLJ Securities, as custodian, has agreed to sell to Mr. Turner 55,799 shares of Class A Stock at a price of $3.30 per share (or $184,136.70 in the aggregate), (iii) DLJ Capital has agreed to sell to Mr. Turner 1,877,868 shares of Class A Stock at a price of $3.30 per share (or $6,196,964.40 in the aggregate), and (iv) Mr. Hunt has agreed to sell to Mr. Turner 66,667 shares of Class A Stock at a price of $3.30 per share (or $220,001.10 in the aggregate). Holdings proposes to fund the purchase price of the shares to be acquired from DLJ Securities with the proceeds of a contemplated dividend of $12,100,000 from Bottling. Bottling proposes to fund such dividend with funds to be provided under the Bottling bank credit facility. The obligations of the respective parties under the Stock Purchase Agreement are subject to numerous conditions and there can be no guarantee that such conditions will be met or that the contemplated purchases will be consummated.





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               Holdings' interest expense for the year ended December 31,
     1994 and the nine months ended September 30, 1995 was $31.8 million and $15.8 million, respectively. On a pro forma basis, after giving effect to the above-referenced purchase by Holdings from DLJ Securities and the related financing as if such transactions had occurred on January 1, 1994, Holdings' interest expense for the year ended December 31, 1994 and the nine months ended September 30, 1995 would have been $32.7 million and $16.6 million, respectively.

               THE DATE OF THIS FIRST SUPPLEMENT TO PROSPECTUS IS
                               NOVEMBER 30, 1995.






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